July 2, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Supplemental Response Submitted July 1, 2019
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 27, 2019
           File No. 333-232264

Dear Mr. Indig:

       We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2019 letter.

Supplemental Response submitted July 1, 2019

Financial Statements
General, page F-1

1. We reviewed your response to prior comment 1 in our letter dated June 28, 2019. Please explain to us in detail how the same factors you stated contributed to the increase in fair value of your common stock from April 30, 2019 to June 14, 2019 on page 5 of your letter dated June 25, 2019, did not also result in an increase the probability factor used for the IPO scenario in your June 14, 2019 valuation. We may have further comment.
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
July 2, 2019
Page 2
July 2, 2019 Page 2
FirstName LastName
       You may contact Tony Watson, Staff Accountant, at 202-551-3318 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff
Attorney, at 202-551-2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Consumer
Products
cc:      Edwin O'Connor